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SECURITIES  ISSION 3/5/02

02006260

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48519


RECEIVED
MAR 01 2002
140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advantage Trading Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1385 W. State Road 434

(No. and Street)

Longwwod,	FL	32750
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Goble 407-774-1300

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney, Gates & Co.

(Name — *if individual, state last, first, middle name*)

2691 E. Oakland Park Blv., Suite 302, Ft. Lauderdale, FL 33306

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Richard Goble, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advantage Trading Group, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001
AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
FINANCIAL STATEMENTS
DECEMBER 31, 2001

TABLE OF CONTENTS



Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Board of Directors
Advantage Trading Group, Inc.

We have audited the accompanying statement of financial condition of Advantage Trading Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advantage Trading Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Sweeney, Gates & Co.

February 1, 2002

2691 East Oakland Park Blvd., Suite 302, Fort Lauderdale, FL 33306
Telephone: (954) 565-4080 Facsimile: (954) 565-6010

ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash and cash equivalents	$ 722,231
Cash and T-Bills segregated pursuant to federal and other regulations	523,706
Deposits with clearing organizations	410,000
Receivables from broker dealers and clearing organizations	3,243,466
Receivables from customers	8,788,765
Due from related party	208,667
Securities purchased, not yet sold, at market value	4,172
Furniture and equipment, net of accumulated depreciation of $31,760	50,536
Other assets	97,853
Total assets	$ 14,049,396
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Short-term bank loan	$ 1,032,000
Accounts payable	938,838
Accrued expenses	442,598
Payable to customers	8,990,457
Payable to broker-dealers and clearing organizations	116,152
Payable to related parties	211,975
Total liabilities	11,732,020
Stockholder's equity:	
Voting common stock, par value $10.00 per share; authorized 1,000 shares; 1,000 shares issued and outstanding	10,000
Non-voting common stock, par value $.001 per share; authorized 500,000 shares; no shares issued and outstanding	-
Additional paid-in capital	278,156
Retained earnings	2,029,220
Total stockholder's equity	2,317,376
Total liabilities and stockholder's equity	$ 14,049,396

The accompanying notes are an integral part of these financial statements.

ADVANTAGE TRADING GROUP, INC.
(WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Trading profit	$ 7,724,244
Interest and dividend income	688,742
Clearing fees	611,281
Order flow	31,158
Other	383,234
Total revenue	9,438,659
Expenses:	
Employee compensation and benefits	2,688,739
Order flow fees	2,191,369
General and administrative	1,154,970
Clearing and execution costs	1,486,078
Interest	584,409
Communications and data processing	338,664
Advertising	4,239
Total expenses	8,448,468
Net income	$ 990,191

The accompanying notes are an integral part of these financial statements.

ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional paid-in	Retained	
	Shares	Amount	capital	Earnings	Total
Balance, January 1, 2001	1,000	$ 10,000	$ 278,156	$ 2,131,179	$ 2,419,335
Net income	-	-	-	990,191	990,191
Stockholder distributions	-	-	-	(1,092,150)	(1,092,150)
Balance, December 31, 2001	1,000	$ 10,000	$ 278,156	$ 2,029,220	$ 2,317,376

The accompanying notes are an integral part of these financial statements.

ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 990,191
Depreciation	31,590
Loss on disposal of equipment	10,681
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in segregated cash	668,493
Decrease in clearing deposits	100,000
Increase in broker-dealer receivables	(2,261,909)
Decrease in customer receivables	3,202,705
Increase in receivables from parent and affiliates	(163,624)
Decrease in securities purchased, not yet sold	45,370
Increase in other assets	(40,307)
Increase in customer payables	206,492
Decrease in payable to broker-dealers	(427,074)
Increase in payable to related party	211,975
Decrease in accounts payable and accrued expenses	(489,884)
Cash flows provided by operating activities	2,084,699
Cash flows from investing activities:	
Purchase of property and equipment	(27,007)
Cash flows used in investing activities	(27,007)
Cash flows from financing activities:	
Proceeds from short-term bank loan	(1,913,000)
Distributions to shareholders	(1,092,150)
Cash flows used in financing activities	(3,005,150)
Net decrease in cash and cash equivalents	(947,458)
Cash and cash equivalents, beginning of year	1,669,689
Cash and cash equivalents, end of year	$ 722,231
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 584,409

The accompanying notes are an integral part of these financial statements.

ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. BUSINESS

Advantage Trading Group, Inc. (the "Company"), a wholly-owned subsidiary of Empire Financial Holding Company (the "Parent"), was incorporated in Florida on July 24, 1995. The Company is a securities broker dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company acts as principal in providing order execution services for independent broker dealers. The Company also acts as a clearing broker for a related party, Empire Financial Group, Inc. ("Empire") and for other independent broker dealers. The Company's offices are located in Longwood, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Securities owned and securities sold, not yet purchased – Securities owned, which are readily marketable, and securities sold, not yet purchased (short sales), are recorded at market value with unrealized gains and losses reflected in income currently. At December 31, 2001, the Company had securities owned of approximately $4,172, which is included in other assets in the statement of financial condition. At December 31, 2001, the Company did not have any securities sold, not yet purchased.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the accelerated method over the estimated useful lives of the related assets. The Company recorded a loss on disposal of furniture and equipment of $10,681 for the year ended December 31, 2001, which has been recorded in general and administrative expenses in the statement of income.

Impairment accounting - The Company evaluates the recoverability of its property and equipment and intangible assets in accordance with Statement of Financial Accounting Standards Board No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets, including goodwill and other intangible assets, in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. When an asset exceeds its expected operating cash flow, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values.

Securities transactions – Securities transactions and the related revenue and expenses are recorded on the trade date.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Order execution trading revenues, net - Order execution trading revenues, net, are generated from the difference between the price paid to buy securities and the amount received from the sale of securities. Volatility of stock prices, which can result in significant price fluctuations in short periods of time, may result in trading gains or losses. The Company generally acts as principal in these transactions and does not receive a fee or commission for providing order execution services.

Clearing fees – Clearing fees are fees for clearing services, which involve confirmation, receipt settlement custody and delivery of securities for Empire and other broker dealers.

Advertising – Advertising costs are expensed as incurred.

Income taxes – The Company, with the consent of its stockholder, elected to be an "S" Corporation under the Internal Revenue Code. All taxable income or loss flows through to the stockholders of the parent. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments – The financial instruments of the Company are reported in the statement of financial condition at their carrying values, which approximate fair values.

4. CASH AND TREASURY BILLS SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $35,921 and U. S. Treasury Bills with a market value of $487,785 as of December 31, 2001, were segregated under the Commodity Exchange Act and represent funds deposited by customers and funds accruing to customers as a result of trades and contracts.

At December 31, 2001 the Company was not required to maintain segregated funds in the special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. RECEIVABLES FROM AND PAYABLE TO CUSTOMERS

Receivables from and payable to customers arise from cash and margin transactions executed by the Company on the customers' behalf. Receivables are collateralized by securities owned by customers with an estimated fair value of approximately $9,121,000 at December 31, 2001. Such collateral is not reflected in the accompanying statement of financial condition.

5. RECEIVABLES FROM AND PAYABLE TO BROKER DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payable to broker dealers and clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 258,810	$ 10,414
Deposits on securities borrowed	1,358,100	-
Payable to clearing organizations	-	18,749
Order flow payable	-	86,989
Other amounts due from brokers and dealers	1,626,556	-
	$ 3,243,466	$ 116,152

Deposits on securities borrowed represent cash on deposit with other brokers and dealers relating to securities borrowed. If these deposits were not returned, the Company could sustain a loss if the market value of the securities borrowed declines.

6. PROPERTY AND EQUIPMENT

At December 31, 2001, property and equipment consisted of the following:

		Estimated useful lives
Computers	$ 41,235	3-5 years
Furniture and fixtures	41,061	5-7 years
	82,296	
Less accumulated depreciation	31,760	
	$ 50,536	

Depreciation expense charged to income was $31,590 in 2001.

7. SHORT-TERM BORROWINGS FROM BANK

The Company maintains three lines of credit totaling $25,000,000 with a commercial bank collateralized by customer margin account securities and Company owned securities. Borrowings under the lines of credit bear interest at the bank's prime rate on commercial loans plus two percent (2%). Loan amounts are restricted to a percentage of the market value of the related customer margin accounts or firm collateral securities, as applicable. The lines of credit expire on May 31, 2002, and are subject to termination at any time at the bank's discretion. The average interest rate on the lines of credit was approximately five percent (5%) during the years ended December 31, 2001. At December 31, 2001, the Company pledged approximately $4,036,000 of non-fully or partially paid customer securities against the outstanding line of credit balances of $1,032,000. Additionally, at December 31, 2001, the Company had bank overdrafts of approximately $579,000 due to the same bank. The bank overdraft has been recorded in accounts payable on the statement of financial condition.

8. RELATED PARTY TRANSACTIONS

The Company and its broker-dealer, Empire, are related through common ownership. Pursuant to formal clearing agreements, the Company clears trades, confirms securities trades and processes securities movements, records transactions with customers in its accounts and collects commissions on behalf of Empire. The Company retains a portion of the commissions as a clearing fee for its services. Total commissions generated by Empire for trades cleared by the Company were approximately $1,542,900 for the year ended December 31, 2001, of which approximately $321,300 was charged to Empire as a clearing fee for the Company's services. At December 31, 2001, the Company had a receivable due from Empire of approximately $208,700 for commissions and other fees and a payable due to Empire of approximately $212,000 for clearing fees.

During 2001, the Company paid approximately $8,000 in order flow rebates to Empire. At December 31, 2001, the Company had a payable due Empire of approximately $400 for order flow rebates.

The Company has an interest sharing arrangement with Empire in which the Company pays Empire a portion of the margin interest earned on Empire customer debit balances held at the Company. For the year ended December 31, 2001, the Company recorded approximately $86,400 in interest sharing expense to Empire, which was included in interest expense on the statement of income.

In November 1999, the Company entered into a lease agreement for operating facilities with a corporation owned by the two controlling officers of the Company. The lease contains escalating rental payments and expires in May 2009. Rental expense is reflected on a straight-line basis over the term of the lease. During the year ended December 31, 2001, the officers deferred payment of rent by the Company. As a result, $138,156 was recorded as an accrued expense for the year ended December 31, 2001.

9. RELATED PARTY TRANSACTIONS (continued)

At December 31, 2001, future minimum annual lease payments, all of which relate to the operating facilities lease, were as follows:

2002	$ 125,651
2003	131,934
2004	138,531
2005	145,459
2006	152,730
Thereafter	400,325
	$ 1,094,630

10. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, and the requirements of the securities exchanges of which it is a member. The rule requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement" which, if elected, requires that net capital be equal to the greater of $250,000 or two percent (2%) of aggregate debit items computed in applying the formula for determination of reserve requirements. At December 31, 2001, the Company had net capital of $1,798,908, which was approximately fifteen percent (15%) of aggregate debit balances of $11,344,251. At December 31, 2001, the Company had $1,548,908 in excess of required net capital.

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 which specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if required, are computed in accordance with a formula defined in the Rule. At December 31, 2001 the Company did not have a reserve requirement, however, the Company had approximately $478,000 deposited in the account.

12. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT

In the normal course of business, the Company purchases and sells securities as principal for its own account and on behalf of its customers. If either the customer or a broker dealer fails to perform, the Company could be required to discharge the obligations of the non-performing party. In these circumstances, the Company could sustain a loss of the market value if the security contract is different from the contract value of the transaction.

In addition, the Company may sell securities it does not own and will, therefore, be obligated to purchase such securities at a future date and may incur a loss if the market value of the securities increases subsequent to the date of sale. At December 31, 2001, the Company had sold no securities that it did not own.

In the normal course of business, the Company's customer clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors margin levels daily and requires the customer to deposit additional collateral pursuant to such guidelines or to reduce positions.

SCHEDULE I
ADVANTAGE TRADING GROUP, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL:

	The Company's December 31, 2001 unaudited Focus Report filing as amended	Audit Adjustments	Audited Financial Statements
Total stockholders equity	$ 2,317,376	$ -	$ 2,317,376
Deduct:			
Non-allowable assets:			
Receivable from brokers and dealers	85,113	-	85,113
Partly secured accounts	14,000	-	14,000
Furniture and equipment	50,536	-	50,536
Securities owned but not readily marketable	8,739	-	8,739
Other assets	321,253	-	321,253
Total non-allowable assets	479,641	-	479,641
Net capital before haircuts on securities positions	1,837,735	-	1,837,735
Less haircuts on securities positions	38,827	-	38,827
Net capital	$ 1,798,908	$ -	$ 1,798,908

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENTS:

2% aggregate debit items (or $250,000 if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital Computation	$ 250,000	$ -	$ 250,000
Excess net capital	$ 1,548,908	$ -	$ 1,548,908
Percent of net capital to aggregate debit items	15%		15%

The difference between the computation of net capital of net capital per the Company's December 31, 2001, unaudited FOCUS Report filing, as amended, dated February 11, 2002, and the computation according to these financial statements consists primarily of audit adjustments for accruals.

SCHEDULE II
ADVANTAGE TRADING GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 8,945,776
Monies borrowed collateralized by securities carried in the accounts of customers	1,032,000
Customers' securities failed to receive	10,414
Other	626,368
Total credits items	$ 10,614,558
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured Accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$ 8,537,231
Securities borrowed to effectuate short sales by customers and securities borrowed to to make delivery on customers' failed to deliver	1,358,100
Margin required and/or deposit with the Options Clearing for all option contracts written or purchased in customer accounts	1,540,964
Failed to deliver of customer securities not older that 30 calendar days	258,809
Aggregate debit items	11,695,104
3% of aggregate debit items	(350,853)
Total debit items	$ 11,344,251
Reserve computations:	
Excess of total debits over total credits	$ 729,693
Required deposit	$ -
Amount held on deposit in reserve bank account	$ 477,952

There are no material differences between the computation for determination of the reserve requirements included in these financial statements and the computation included in the Company's December 31, 2001, unaudited FOCUS Report filing dated January 25, 2001.

SCHEDULE III
ADVANTAGE TRADING GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Customers' fully paid securities and excess margin securities not in the Respondent's possession or control as of the report date (for which Instructions to reduce to possession or control had been issued as of The report date), but for which the required action was not taken By respondent within the timeframes specified under rule 15c3-3	$ -
Customers' fully paid securities and excess margin securities for which Instructions to reduce to possession or control had not been issued As of the report date, excluding items arising from "temporary Lags which result from normal business operations" as permitted Under rule 15c3-3.	$ -



Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
of Advantage Trading Group, inc.

In planning and performing our audit of the financial statements and supplemental schedules of Advantage Trading Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Advantage Trading Group, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2691 East Oakland Park Blvd., Suite 302, Fort Lauderdale, FL 33306
Telephone: (954) 565-4080 Facsimile: (954) 565-6010

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Advantage Trading Group Inc.'s practices and procedures were adequate at December 31, 2001, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Sweeney, Gates & Co.

February 1, 2002